August 26, 2010
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Clean Diesel Technologies, Inc.
Item 4.02 Form 8-K
Filed August 16, 2010
File No. 001-33710
Dear Mr. Decker:
     We have reviewed your August 19, 2010 letter regarding your comments to Item 4.02 of Form 8-K for Clean Diesel Technologies, Inc. (the “Company”) filed with the Securities and Exchange Commission (“SEC”) on August 16, 2010, and provide the following responses to your comments.
SEC Comment:
1. Please amend your Form 8-K filed on August 16, 2020 to:
•	indicate that you previously filed a Form 8-K/A on May 20, 2010 stating that the previously issued financial statements filed on Form 10-Q for the three month period ended March 31, 2009, should no longer be relied on due to an accounting error identified by the Company and these financial statements have been restated in the Form 10-Q filed on May 14, 2010;

•	revise the first sentence in your disclosure to state, if true, that you have concluded that previously issued financial statements filed on Form 10-Q for the six months ended June 30, 2009 and the nine months ended September 30, 2009 should no longer be relied upon due to an accounting error; and

•	revise the second sentence to state, if true, that you have concluded that the cumulative error is immaterial for the year ended December 31, 2009, but would be material to the quarter ended March 31, 2009, the six months ended June 30, 2009 and the nine months ended September 30, 2009.
Response:
     We have revised the Form 8-K to indicate the Company had filed a Form 8-K/A on May 20, 2010 stating that the previously issued financial statements filed on Form 10-Q for the three

Mr. Rufus Decker
United States Securities and Exchange Commission
August 26, 2010

month period ended March 31, 2009, should no longer be relied on due to an accounting error identified by the Company and these financial statements have been restated in the Form 10-Q filed on May 14, 2010.
     The identified error related to the recording of the abandonment of patent and patent applications caused losses for nine months ended September 30, 2009 to be understated by approximately $180,000. While we do not believe the cumulative error is material to the nine months ended September 30, 2009, for clarification we believe it is appropriate to amend our Form 10-Q for the aforementioned period and have stated our intention to do so in the Form 8-K/A.
SEC Comment:
2.	To the extent you can no longer rely on previously issued financial statements filed on Form 10-Q for the nine months ended September 30, 2009, please consider amending it to include restated financial statements.
Response:
     As noted in our response above, we have revised the Form 8-K to indicate the Company’s intention to file an amendment to the Form 10-Q for the nine months ended September 30, 2009 to correct an accounting error. We expect to file the amended Form 10-Q for the nine months ended September 30, 2009 by September 2, 2010.
     In responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its SEC filings; SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.
     If you have any questions regarding our response, please do not hesitate to contact me at (203) 416-5290.

Sincerely,
/s/ John B. Wynne, Jr.
John B. Wynne, Jr.
Interim Chief Financial Officer, Vice President and Treasurer

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